Live Oak Crestview Climate Acquisition Corp.

40 South Main Street, Suite 2550

Memphis, TN 38103

August 28, 2023

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate & Construction

100 F Street, NE

Washington, DC 20549

Re:	Live Oak Crestview Climate Acquisition Corp.

Form 10-K for the fiscal year ended December 31, 2022

Filed March 29, 2023

File No. 001-40832

Ladies and Gentlemen:

Set forth below is the response of Live Oak Crestview Climate Acquisition Corp. (the “Company”, “we,” “us” or “our”), to a comment received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated August 21, 2023, with respect to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2022, File No. 001-40832, filed with the Commission on March 29, 2023. For your convenience, the Company’s response is prefaced by the exact text of the Staff’s comment in bold, italicized text.

Form 10-K for the fiscal year ended December 31, 2022

General

1.

With a view toward disclosure, please tell us whether your sponsor is, is controlled by, or has substantial ties with a non-U.S. person. If so, please revise your disclosure in future filings to include disclosure that addresses how this fact could impact your ability to complete your initial business combination. For instance, discuss the risk to investors that you may not be able to complete an initial business combination with a U.S. target company should the transaction be subject to review by a U.S. government entity, such as the Committee on Foreign Investment in the United States (CFIUS), or ultimately prohibited. Disclose that as a result, the pool of potential targets with which you could complete an initial business combination may be limited. Further, disclose that the time necessary for government review of the transaction or a decision to prohibit the transaction could prevent you from completing an initial business combination and require you to liquidate. Disclose the consequences of liquidation to investors, such as the losses of the investment opportunity in a target company, any price appreciation in the combined company, and the warrants, which would expire worthless. Please include an example of your intended disclosure in your response.

Securities and Exchange Commission

August 28, 2023

RESPONSE: In response to the Staff’s comment, the Company respectfully advises the Staff that the Company’s sponsor is not, is not controlled by, nor has substantial ties with a non-U.S. person. The Company therefore respectfully advises the Staff that the Company has determined that the risks described in the Staff’s comment are not material and that, accordingly, the Company does not believe that the risk factor disclosure in the Staff’s comment is necessary.

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Securities and Exchange Commission

August 28, 2023

Please direct any questions that you have with respect to the foregoing or if any additional supplemental information is required by the Staff, please contact Sarah K. Morgan of Vinson & Elkins L.L.P. at (713) 758-2977.

Very truly yours,

LIVE OAK CRESTVIEW CLIMATE ACQUISITION CORP.

By:	/s/ Gary Wunderlich
Name:	Gary Wunderlich
Title:	President and Chief Financial Officer

cc:	Sarah K. Morgan, Vinson & Elkins L.L.P.